EXHIBIT 99.1

MAG Silver Reports Third Quarter Financial Results

VANCOUVER, British Columbia, Nov. 12, 2024 (GLOBE NEWSWIRE) -- MAG Silver Corp. (TSX / NYSE American: MAG) (“MAG”, or the “Company”) announces the Company’s unaudited consolidated financial results for the three months ended September 30, 2024 (“Q3 2024”). For details of the unaudited condensed interim consolidated financial statements of the Company for the three and nine months ended September 30, 2024 (“Q3 2024 Financial Statements”) and management’s discussion and analysis for the three and nine months ended September 30, 2024 (“Q3 2024 MD&A”), please see the Company’s filings on the System for Electronic Document Analysis and Retrieval Plus (“SEDAR+”) at (www.sedarplus.ca) or on the Electronic Data Gathering, Analysis, and Retrieval (“EDGAR”) at (www.sec.gov).

All amounts herein are reported in $000s of United States dollars (“US$”) unless otherwise specified (C$ refers to thousands of Canadian dollars).

KEY HIGHLIGHTS FOR Q3 2024 (on a 100% basis unless otherwise noted)

  MAG reported net income of $22,292 ($0.22 per share) driven by income from Juanicipio (equity accounted) of $25,552, and adjusted EBITDA1 (as defined herein) of $55,720.

  A total of 332,290 tonnes of ore at a silver head grade of 481 grams per tonne (“g/t”) (equivalent silver head grade2 735 g/t) was processed at Juanicipio.

  Juanicipio achieved silver production and equivalent silver production2 of 4.9 and 7.1 million ounces, respectively.

  Juanicipio generated strong operating cash flow of $109,836 and free cash flow1 of $96,948.

  Building on the robust cost performance of the first half of 2024, Juanicipio continued to improve delivering negative cash cost1 of $0.12 per silver ounce sold ($8.38 per equivalent silver ounce sold3) and all-in sustaining cost1 of $3.28 per silver ounce sold ($10.83 per equivalent silver ounce sold3).

  With continued operational outperformance, as reported by Fresnillo, silver grades are expected to be at the top end of the revised grade guidance range (420g/t to 460g/t) for 2024.

  Juanicipio returned a total of $22,649 in interest and loan principal repayments to MAG further augmenting MAG’s cash position to $113,491 at the end of the quarter.

CORPORATE

  The Company published its 2023 sustainability report on July 18, 2024, underscoring its continued commitment to transparency with its stakeholders while providing a comprehensive overview of the Company’s environmental, social and governance (“ESG”) performance for 2023. A copy of MAG’s 2023 sustainability report and 2023 ESG Data Table are available on the Company’s website at https://magsilver.com/esg/reports4.

  On September 20, 2024, MAG and Apollo Silver Corp. (“Apollo”) entered into an exploration, earn-in and option agreement (the “Option”) pursuant to which Apollo has the option to acquire the Cinco de Mayo Project (“Cinco”). In order for Apollo to exercise the Option, Apollo is required to obtain the necessary licensing to access and conduct exploration activities on Cinco, and subsequently complete no less than 20,000 metres of drilling, all within a five-year period, and then finally issue consideration shares equivalent to 19.9% of the then issued and outstanding common shares of Apollo to MAG.

EXPLORATION

  Juanicipio:
    Underground infill drilling at Juanicipio continued in Q3 2024, primarily focused on upgrading mineralization in areas expected to be mined in the near to mid-term. During Q3 2024, 8,248 metres were drilled from underground. Results to date (mainly first half of 2024) focus on infill and confirm vein continuity including grade and thicknesses.
    Surface drilling started in April 2024 and is currently focused on the Cañada-Honda structure with three rigs turning. Since the beginning of the program, nine holes have been completed, with three in progress. During Q3 2024, 9,768 metres were drilled from surface.
      Results from three holes are showing thin mineralized epithermal veins with vein textures and negligible base metals consistent with being at high level and possibly above a productive boiling zone. Some holes were drilled deep enough to intercept the Juanicipio vein previous deepest holes including a 0.7 metre, base metal rich intercept extending the Juanicipio vein by 450 metres downdip.
  Deer Trail Project, Utah:
    During Q3 2024, 1,745 metres have been drilled from surface. During the first nine months of the year, three holes have been completed, two at Carrisa and one in the Deer Trail Mine Corridor. One hole is currently in progress at Carissa.
  Larder Project, Ontario:
    Surface drilling at Twist, Swansea, Long Conglomerate and Kir Vit, totalled 12,661 metres in Q3 2024. Targets tested include:
      the central and western portions of the Twist zone;
      a large induced polarization (“IP”) target at Swansea that coincides with the recent drill program results and historic green carbonate altered komatiite horizons believed to be a second order splay off the Cadillac-Larder Break (“CLB”) at the Swansea zone;
      an approximately 4km long conglomerate zone (which runs through the central portion of the property), that is a second order structure coincident with a parallel unconformity; and
      the southeast extensions of the Kir Vit zone with four high priority geophysical targets to test in 2024.
    Regional and field programs at the recently acquired Goldstake property led to outcrop stripping programs that discovered high grade gold values in both channel and grab samples at the T trench, including 32.1 g/t gold, 16.7 g/t gold, and 14.8 g/t gold.

_________________________________
1 Adjusted EBITDA, cash cost per ounce, all-in sustaining cost per ounce and free cash flow are non-IFRS measures, please see below “Non-IFRS Measures” section and section 12 of the Q3 2024 MD&A for a detailed reconciliation of these measures to the Q3 2024 Financial Statements.
2 Equivalent silver head grade and equivalent silver production have been calculated using the following price assumptions to translate gold, lead and zinc to “equivalent” silver head grade and “equivalent” silver production: $23/oz silver, $1,950/oz gold, $0.95/lb lead and $1.15/lb zinc.
3 Equivalent silver ounces sold have been calculated using realized prices to translate gold, lead and zinc to “equivalent” silver ounces sold (metal quantity, multiplied by metal price, divided by silver price). Three months ended September 30, 2024 realized prices: $30.16/oz silver, $2,587.65/oz gold, $0.91/lb lead and $1.29/lb zinc.
4 Information contained in or otherwise accessible through the Company’s website, including the 2023 sustainability report and 2023 ESG Data Table, do not form part of this publication and are not incorporated into this publication by reference.

JUANICIPIO RESULTS

All results of Juanicipio in this section are on a 100% basis, unless otherwise noted.

Operating Performance

The following table and subsequent discussion provide a summary of the operating performance of Juanicipio for the three months ended September 30, 2024 and 2023, unless otherwise noted.

Key mine performance data of Juanicipio (100% basis)	Three months ended
	September 30,	September 30,
	2024	2023

Metres developed (m)	3,278	4,105

Material mined (t)	331,194	297,575
Material processed (t)	332,290	322,249

Silver head grade (g/t)	481	523
Gold head grade (g/t)	1.32	1.32
Lead head grade (%)	1.58%	1.33%
Zinc head grade (%)	2.83%	2.25%

Equivalent silver head grade (g/t) (1)	735	760

Silver ounces sold (koz)	4,462	4,289
Gold ounces sold (koz)	9.12	7.76
Lead pounds sold (klb)	9,984	7,603
Zinc pounds sold (klb)	15,426	9,596

Equivalent silver ounces sold (koz) (2)	6,204	5,710

(1)	Equivalent silver head grades have been calculated using the following price assumptions to translate gold, lead and zinc to “equivalent” silver head grade in 2024: $23/oz silver, $1,950/oz gold, $0.95/lb lead and $1.15/lb zinc (2023: $21.85/oz silver, $1,775/oz gold, $0.915/lb lead and $1.30/lb zinc).
(2)	Equivalent silver ounces sold have been calculated using realized prices to translate gold, lead and zinc to “equivalent” silver ounces sold (metal quantity, multiplied by metal price, divided by silver price). Three months ended September 30, 2024 realized prices: $30.16/oz silver, $2,587.65/oz gold, $0.91/lb lead and $1.29/lb zinc (three months ended September 30, 2023 realized prices: $23.51/oz silver, $1,911.99/oz gold, $1.00/lb lead and $1.15/lb zinc).

During the three months ended September 30, 2024, a total of 331,194 tonnes of ore were mined. This represents an increase of 11% over Q3 2023. Increases in mined tonnages at Juanicipio have been driven by the operational ramp-up of the mine towards steady state mining and milling targets.

During the three months ended September 30, 2024, a total of 332,290 tonnes of ore were processed through the Juanicipio plant. The 3% increase over Q3 2023 was mainly attributable to the Juanicipio plant operating at nameplate per operating day during 2024.

The silver head grade and equivalent silver head grade for the ore processed in the three months ended September 30, 2024 was 481 g/t and 735 g/t, respectively (three months ended September 30, 2023: 523 g/t and 760 g/t, respectively). The higher silver head grade and lower lead and zinc head grades in Q3 2023 were the result of processing ore from the upper levels of the mine, characterized by higher silver grade, compared to deeper areas in Q3 2024. Silver metallurgical recovery during the three months ended September 30, 2024 was 95% (three months ended September 30, 2023: 88%) reflecting the commencement of commercial pyrite and gravimetric concentrate production during Q2 2024 delivering incremental silver and gold recovery paired with ongoing optimizations in the processing plant.

The following table provides a summary of the total cash costs and all-in sustaining costs (“AISC”) of Juanicipio for the three months ended September 30, 2024, and 2023.

Key mine performance data of Juanicipio (100% basis)	Three months ended
	September 30,	September 30,
	2024	2023

Total cash costs (1)	(555)	20,067
Cash cost per silver ounce sold ($/oz) (1)	(0.12)	4.68
Cash cost per equivalent silver ounce sold ($/oz) (1)	8.38	9.37

All-in sustaining costs (1)	14,631	39,411
All-in sustaining cost per silver ounce sold ($/oz) (1)	3.28	9.19
All-in sustaining cost per equivalent silver ounce sold ($/oz) (1)	10.83	12.75

(1)	Total cash costs, cash cost per ounce, cash cost per equivalent ounce, all-in sustaining costs, all-in sustaining cost per ounce, and all-in sustaining cost per equivalent ounce are non-IFRS measures, please see below “Non-IFRS Measures” section and section 12 of the Q3 2024 MD&A for a detailed reconciliation of these measures to the Q3 2024 Financial Statements. Equivalent silver ounces sold have been calculated using realized prices to translate gold, lead and zinc to “equivalent” silver ounces sold (metal quantity, multiplied by metal price, divided by silver price). Three months ended September 30, 2024 realized prices: $30.16/oz silver, $2,587.65/oz gold, $0.91/lb lead and $1.29/lb zinc (three months ended September 30, 2023 realized prices: $23.51/oz silver, $1,911.99/oz gold, $1.00/lb lead and $1.15/lb zinc).

Financial Results

The following table presents excerpts of the financial results of Juanicipio for the three months ended September 30, 2024 and 2023.

	Three months ended
	September 30,	September 30,
	2024	2023
	$	$
Sales	176,393	125,046
Cost of sales:
Production cost	(38,596)	(43,782)
Depreciation and amortization	(23,440)	(21,646)
Gross profit	114,357	59,618
Consulting and administrative expenses	(2,497)	(3,458)
Extraordinary mining and other duties	(2,810)	(1,635)
Interest expense	(1,839)	(5,214)
Exchange gains (losses) and other	1,961	420
Net income before tax	109,172	49,731
Income tax expense	(52,937)	(23,824)
Net income (100% basis)	56,235	25,907
MAG’s 44% portion of net income	24,743	11,399
Interest on Juanicipio loans - MAG's 44%	809	2,293
MAG’s 44% equity income	25,552	13,692

Sales increased by $51,348 during the three months ended September 30, 2024, mainly due to 26% higher realized metal prices and 13% higher metal volumes.

Production costs decreased by $5,186 due to Juanicipio depleting higher-cost stockpiles in Q3 2023 ($2,085), resulting from the operational ramp-up and processing facility commissioning in the first half of 2023, and lower mining, milling and general and administrative expenses (“G&A expenses”) ($3,101).

Depreciation increased by $1,794 impacted by an increased depreciable asset cost base as the Juanicipio mill achieved commercial production and commenced depreciating the processing facility and associated equipment in June 2023. In addition, Juanicipio processed 3% more tonnes during Q3 2024, impacting units of production depreciation.

Cash operating margin increased from 65% to 78%, mainly due to positive commodity price movements, reduced operating costs, as well as operational leverage.

Other expenses decreased by $4,701 mainly as a result of lower consulting and administrative expenses ($960), higher exchange gains ($1,542) and lower interest expense ($3,375) as Juanicipio reduced its outstanding shareholder loans balance by $223,192 ($206,712 loan repayments and $16,480 converted to equity) over the course of September 2023 to September 2024, offset by higher selling costs and other duties ($1,176) which were impacted by the commencement of commercial pyrite and gravimetric concentrate production during Q2 2024.

Taxes increased by $29,113 mainly due to higher taxable profits generated during Q3 2024, as well as non-cash deferred tax charges on fixed assets driven by a weakening in the Mexican peso versus the US dollar.

Gross Profit from Ore Processed at Juanicipio Plant (100% basis)

Three Months Ended September 30, 2024 (332,290 tonnes processed)				Three Months Ended September 30, 2023 Amount $
Metals Sold	Quantity	Average Price $	Amount $
Silver	4,461,644 ounces	30.16 per oz	134,580	100,841
Gold	9,118 ounces	2,588 per oz	23,594	14,839
Lead	4,529 tonnes	0.91 per lb.	9,067	7,571
Zinc	6,997 tonnes	1.29 per lb.	19,885	11,005
Treatment, refining, and other processing costs (1)			(10,733)	(9,211)
Sales			176,393	125,046
Production cost			(38,596)	(43,782)
Depreciation and amortization			(23,440)	(24,646)
Gross Profit			114,357	59,618

(1)	Q3 2023 includes toll milling costs from processing mineralized material at the Saucito plant.

Sales and treatment charges are recorded on a provisional basis and are adjusted based on final assay and pricing adjustments in accordance with the offtake contracts.

MAG FINANCIAL RESULTS – THREE MONTHS ENDED SEPTEMBER 30, 2024

As at September 30, 2024, MAG had working capital of $113,657 (December 31, 2023: $67,262) including cash of $113,491 (December 31, 2023: $68,707) and no long-term debt. As well, as at September 30, 2024, Juanicipio had working capital of $187,234 including cash of $96,782 (MAG’s attributable share is 44%).

The Company’s net income for the three months ended September 30, 2024 amounted to $22,292 (September 30, 2023: $8,862) or $0.22/share (September 30, 2023: $0.09/share). MAG recorded its 44% income from equity accounted investment in Juanicipio of $25,552 (September 30, 2023: $13,692) which included MAG’s 44% share of net income from operations as well as loan interest earned on loans advanced to Juanicipio (see above for a discussion of MAG’s share of income from its equity accounted investment in Juanicipio).

	For the three months ended
	September 30,	September 30,
	2024	2023
	$	$

Income from equity accounted investment in Juanicipio	25,552	13,692
General and administrative expenses	(3,529)	(4,094)
General exploration and business development	(138)	(468)
Operating Income	21,885	9,130

Interest income	1,336	663
Other income	533	269
Financing costs	(211)	-
Foreign exchange loss	(41)	(192)
Income before income tax	23,502	9,870

Deferred income tax expense	(1,210)	(1,008)

Net income	22,292	8,862

NON-IFRS MEASURES

The following table provides a reconciliation of cash cost per silver ounce of Juanicipio to production cost of Juanicipio on a 100% basis (the nearest IFRS measure) as presented in the notes to the Q3 2024 Financial Statements.

	Three months ended September 30,
(in thousands of US$, except per ounce amounts)	2024	2023
Production cost as reported	38,596	43,782
Depreciation on inventory movements	(147)	(1,145)
Adjusted production cost	38,448	42,637
Treatment, refining, and other processing costs	10,733	9,211
By-product revenues (2)	(52,546)	(33,415)
Extraordinary mining and other duties	2,810	1,635
Total cash costs (1)	(555)	20,067
Add back by-product revenues (2)	52,546	33,415
Total cash costs for equivalent silver (1)	51,992	53,482
Silver ounces sold	4,461,644	4,288,747
Equivalent silver ounces sold (3)	6,203,678	5,709,900
Cash cost per silver ounce sold ($/ounce)	(0.12)	4.68
Cash cost per equivalent silver ounce sold ($/ounce)	8.38	9.37

(1)	As Q3 2023 represented the first full quarter of commercial production, information presented for total cash costs and total cash costs for equivalent silver together with their associated per unit values are not directly comparable.
(2)	By-product revenues relate to the sale of other metals namely gold, lead, and zinc.
(3)	Equivalent silver ounces sold have been calculated using realized prices to translate gold, lead and zinc to “equivalent” silver ounces sold (metal quantity, multiplied by metal price, divided by silver price). Three months ended September 30, 2024 realized prices: $30.16/oz silver, $2,587.65/oz gold, $0.91/lb lead and $1.29/lb zinc (three months ended September 30, 2023 realized prices: $23.51/oz silver, $1,911.99/oz gold, $1.00/lb lead and $1.15/lb zinc).

The following table provides a reconciliation of AISC of Juanicipio to production cost and various operating expenses of Juanicipio on a 100% basis (the nearest IFRS measure), as presented in the notes to the Q3 2024 Financial Statements.

	Three months ended September 30,
(in thousands of US$, except per ounce amounts)	2024	2023
Total cash costs	(555)	20,067
General and administrative expenses	2,497	3,458
Exploration	2,728	2,059
Sustaining capital expenditures	9,676	13,604
Sustaining lease payments	232	174
Interest on lease liabilities	(13)	(15)
Accretion on closure and reclamation costs	66	64
All-in sustaining costs (1)	14,631	39,411
Add back by-product revenues (2)	52,546	33,415
All-in sustaining costs for equivalent silver (1)	67,177	72,827
Silver ounces sold	4,461,644	4,288,747
Equivalent silver ounces sold (3)	6,203,678	5,709,900
All-in sustaining cost per silver ounce sold ($/ounce)	3.28	9.19
All-in sustaining cost per equivalent silver ounce sold ($/ounce)	10.83	12.75
Average realized price per silver ounce sold ($/ounce)	30.16	23.51
All-in sustaining margin ($/ounce)	26.88	14.32
All-in sustaining margin ($/equivalent ounce)	19.34	10.76
All-in sustaining margin	119,949	61,430

(1)	As Q3 2023 represented the first full quarter of commercial production, information presented for all-in sustaining costs, all-in sustaining costs for equivalent silver, and all-in sustaining margin together with their associated per unit values are not directly comparable.
(2)	By-product revenues relate to the sale of other metals namely gold, lead, and zinc.
(3)	Equivalent silver ounces sold have been calculated using realized prices to translate gold, lead and zinc to “equivalent” silver ounces sold (metal quantity, multiplied by metal price, divided by silver price). Three months ended September 30, 2024 realized prices: $30.16/oz silver, $2,587.65/oz gold, $0.91/lb lead and $1.29/lb zinc (three months ended September 30, 2023 realized prices: $23.51/oz silver, $1,911.99/oz gold, $1.00/lb lead and $1.15/lb zinc).

For the three months ended September 30, 2024 the Company incurred corporate G&A expenses of $3,429 (three months ended September 30, 2023: $3,961), which exclude depreciation expense.

The Company’s attributable silver ounces sold and equivalent silver ounces sold for the three months ended September 30, 2024 were 1,963,123 and 2,729,618 respectively (three months ended September 30, 2023: 1,887,049 and 2,512,356 respectively), resulting in additional all‐in sustaining cost for the Company of $1.75/oz and $1.26/oz respectively (three months ended September 30, 2023: $2.10/oz and $1.58/oz respectively), in addition to Juanicipio’s all-in-sustaining costs presented in the above table.

The following table provides a reconciliation of EBITDA and Adjusted EBITDA attributable to the Company based on its economic interest in Juanicipio to net income (the nearest IFRS measure) of the Company per the Q3 2024 Financial Statements. All adjustments are shown net of estimated income tax.

	Three months ended September 30,
(in thousands of US$)	2024	2023
Net income after tax	22,292	8,862
Add back (deduct):
Taxes	1,210	1,008
Depreciation and depletion	100	133
Finance costs (income and expenses)	(1,617)	(740)
EBITDA (1)	21,985	9,263
Add back (deduct):
Adjustment for non-cash share-based compensation	991	822
Share of net earnings related to Juanicipio	(25,552)	(13,692)
MAG attributable interest in Junicipio Adjusted EBITDA	58,296	33,527
Adjusted EBITDA (1)	55,720	29,920

(1)	As Q3 2023 represents the first full quarter of commercial production, information presented for EBITDA and Adjusted EBITDA is not directly comparable.

The following table provides a reconciliation of free cash flow of Juanicipio to its cash flow from operating activities on a 100% basis (the nearest IFRS measure), as presented in the notes to the Q3 2024 Financial Statements.

	Three months ended September 30,
(in thousands of US$)	2024	2023
Cash flow from operating activities	109,836	57,271
Less:
Cash flow used in investing activities	(12,656)	(16,524)
Sustaining lease payments	(232)	(174)
Juanicipio free cash flow (1)	96,948	40,573

(1)	As Q3 2023 represents the first full quarter of commercial production, comparative information presented for free cash flow of Juanicipio is not directly comparable.

Qualified Persons: All scientific or technical information in this press release including assay results referred to, mineral resource estimates and mineralization, if applicable, is based upon information prepared by or under the supervision of, or has been approved by Gary Methven, P.Eng., Vice President, Technical Services and Lyle Hansen, P.Geo, Geotechnical Director; both are “Qualified Persons” for purposes of National Instrument 43-101, Standards of Disclosure for Mineral Projects.

About MAG Silver Corp.

MAG Silver Corp. is a growth-oriented Canadian mining and exploration company focused on advancing high-grade, district scale precious metals projects in the Americas. MAG is emerging as a top-tier primary silver mining company through its (44%) joint venture interest in the 4,000 tonnes per day Juanicipio Mine, operated by Fresnillo plc (56%). The mine is located in the Fresnillo Silver Trend in Mexico, the world's premier silver mining camp, where in addition to underground mine production and processing of high-grade mineralised material, an expanded exploration program is in place targeting multiple highly prospective targets. MAG is also executing multi-phase exploration programs at the 100% earn-in Deer Trail Project in Utah and the 100% owned Larder Project, located in the historically prolific Abitibi region of Canada.

Neither the Toronto Stock Exchange nor the NYSE American has reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.

Certain information contained in this release, including any information relating to MAG’s future oriented financial information, are “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and United States securities legislation (collectively herein referred as “forward-looking statements”), including the “safe harbour” provisions of provincial securities legislation, the U.S. Private Securities Litigation Reform Act of 1995, Section 21E of the U.S. Securities Exchange Act of 1934, as amended and Section 27A of the U.S. Securities Act. Such forward-looking statements include, but are not limited to:

  statements that address maintaining the nameplate 4,000 tpd milling rate at Juanicipio;
  statements that address our expectations regarding exploration and drilling;
  statements regarding production expectations and nameplate;
  statements regarding the Apollo Option and activities at Cinco;
  statements regarding additional information from future drill programs;
  estimated project economics, including but not limited to, plant or mill recoveries, metals produced, metal grades, metals sold, underground mining rates;
  estimated future exploration and development operations and corresponding expenditures and other expenses for specific operations;
  the expected capital, sustaining capital and working capital requirements at Juanicipio, including the potential for additional cash calls;
  expected upside from additional exploration;
  expected results from Deer Trail Project and Carissa zones drilling;
  expected results from Larder Project at the Fernland, Cheminis, Bear, Swansea, Long Conglomerate, Kir Vit, and Twist zones and other regional targets;
  expected capital requirements and sources of funding;
  the Company’s ability to repatriate capital form the Juanicipio Mine, obtain financing through the joint venturing of projects and raise additional debt, equity or other sources of financing;
  the Company’s participation in equity investments;
  statements regarding the Company’s ability to meet business objectives and milestones;
  statements regarding the 2023 sustainability report, including the contents therein; and
  other future events or developments.

When used in this release, any statements that express or involve discussions with respect to predictions, beliefs, plans, projections, objectives, assumptions or future events of performance (often but not always using words or phrases such as “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan”, “strategy”, “goals”, “objectives”, “project”, “potential” or variations thereof or stating that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions), as they relate to the Company or management, are intended to identify forward-looking statements. Such statements reflect the Company’s current views with respect to future events and are subject to certain known and unknown risks, uncertainties and assumptions.

Forward-looking statements are necessarily based upon estimates and assumptions, which are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the Company’s control and many of which, regarding future business decisions, are subject to change. Assumptions underlying the Company’s expectations regarding forward-looking statements contained in this release include, among others: MAG’s ability to carry on its various exploration and development activities including project development timelines, the timely receipt of required approvals and permits, the price of the minerals produced, the costs of operating, exploration and development expenditures, the impact on operations of the Mexican tax and legal regimes, MAG’s ability to obtain adequate financing, outbreaks or threat of an outbreak of a virus or other contagions or epidemic disease will be adequately responded to locally, nationally, regionally and internationally.

Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and many factors could cause actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements including amongst others: commodities prices; changes in expected mineral production performance; unexpected increases in capital costs or cost overruns; exploitation and exploration results; continued availability of capital and financing; general economic, market or business conditions; risks relating to the Company’s business operations; risks relating to the financing of the Company’s business operations; risks related to the Company’s ability to comply with restrictive covenants and maintain financial covenants pursuant to the terms of the Credit Facility; the expected use of the Credit Facility; risks relating to the development of Juanicipio and the minority interest investment in the same; risks relating to the Company’s property titles; risks related to receipt of required regulatory approvals; pandemic risks; supply chain constraints and general costs escalation in the current inflationary environment heightened by the invasion of Ukraine by Russia and the events relating to the Israel-Hamas war; risks relating to the Company’s financial and other instruments; operational risk; environmental risk; political risk; currency risk; market risk; capital cost inflation risk; risk relating to construction delays; the risk that data is incomplete or inaccurate; the risks relating to the limitations and assumptions within drilling, engineering and socio-economic studies relied upon in preparing economic assessments and estimates, including the updated Technical Report filed on March 27, 2024; as well as those risks more particularly described under the heading “Risk Factors” in the Company’s Annual Information Form dated March 27, 2024 available under the Company’s profile on SEDAR+ at www.sedarplus.ca.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and, other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change. For the reasons set forth above, investors should not attribute undue certainty to or place undue reliance on forward-looking statements.

Please Note: Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedarplus.ca and www.sec.gov.

LEI: 254900LGL904N7F3EL14

For further information on behalf of MAG Silver Corp.,
please contact Fausto Di Trapani, Chief Financial Officer.
Phone: (604) 630-1399
Toll Free: (866) 630-1399
Email: info@magsilver.com